Exhibit 99.3

Deloitte & Touche LLP
2800 - 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: 604-669-4466
Fax: 604-685-0395
www.deloitte.ca

March 9, 2009

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street Vancouver, BC
V7Y 1L2

Attention: Compliance

Alberta Securities Commission
4th Floor, 300 Fifth Avenue SW
Calgary, AB
T2P 3C4

Attention: Compliance

Dear Sirs:

Re:	Nevada Geothermal Power Inc. (the “Company”)
Notice of Change of Auditor

As required by subparagraph (6)(a)(ii) of section 4.11 of National Instrument 51-102, we have read the change of auditor notice (the “Notice”) of the Company dated March 9, 2009 and based on our knowledge of such information at this time, we agree with each statement contained in the Notice.

Yours truly,

Chartered Accountants

Member of
Deloitte Touche Tohmatsu